Exhibit 99.1
ERMENEGILDO ZEGNA GROUP REVENUES REACH €960 MILLION1 IN H1 2024, UP 6% YEAR-ON-YEAR

•H1 2024 grew 6% Year-on-Year (YoY), +8% at constant currency and -2.7% organic2.

•In Q2 2024 revenues rose to €497 million, +5% YoY, +6% constant currency with flat organic growth:

•ZEGNA and TOM FORD FASHION recorded solid growth of +5% YoY and +30% YoY respectively (both achieving +5% organic).

•Direct-to-Consumer (DTC) drove the Group’s revenues growth with +10% YoY and +2% organic.

•United States and EMEA outperformed other geographies.

July 25, 2024 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or the “Group”) today announced unaudited revenues of €960.1 million for the first half of 2024, +6.3% YoY from €903.1 million in the first half of 2023 (-2.7% organic). In the second quarter revenues reached €497.0 million, +4.7% YoY and -0.4% organic.

Ermenegildo “Gildo” Zegna, Chairman and CEO of the Ermenegildo Zegna Group, said: “In the first half of the year our Group reached €960 million of revenues with 6% growth and an improved organic performance in the second quarter.

ZEGNA continued to deliver robust performance with a +5.9% organic growth, driven by the DTC channel, up double-digit in EMEA and in the U.S. These results confirm that we are successfully delivering on ZEGNA’s evolution.
At Thom Browne we are focusing on the strategic projects crucial to unlocking the brand’s long-term potential. The couture show in Paris confirmed Thom’s extraordinary talent.
At TOM FORD FASHION, we have just announced that Peter Hawkings is stepping down as Creative Director of the brand and his successor will be announced in the near future. As we look to the next phase of the brand’s development, I am today even more optimistic about the bright future of this business.

Looking ahead, I remain fully confident in the strategy we have put in place and the trajectory we are on. Our Group is a custodian of three authentic brands, each with unexplored long-term growth potential. We all recognize that 2024 will remain challenging, which is why we have been working on cost control initiatives across the Group. Nevertheless, we will continue to act with perseverance and firmness, combined with foresight and vision, to pursue our long-term ambitions.”

1 Throughout this press release, revenues for the first half of 2024 are preliminary and unaudited.
2 Revenues on organic growth basis (organic or organic growth) and on a constant currency basis (constant currency), are non-IFRS financial measures. Constant currency growth is calculated excluding foreign exchange. Organic growth is calculated excluding (a) foreign exchange, (b) acquisitions & disposals, (c) changes in license agreements where the Group operates as a licensee. See the non-IFRS financial measures section starting on page 8 of this press release for the definition and reconciliation of non-IFRS financial measures

Revenues Analysis for the Six and Three Months Ended June 30, 2024

REVENUES BY SEGMENT (Unaudited)

	For the six months ended June 30,		H1 2024 vs H1 2023		For the three months ended June 30,		Q2 2024 vs Q2 2023
(€ thousands, except percentages)	2024	2023(1)	Revenues Growth	Organic Growth	2024	2023(1)	Revenues Growth	Organic Growth
Zegna	660,538	644,310	2.5%	3.5%	335,638	324,986	3.3%	2.7%
Thom Browne	166,935	207,959	(19.7%)	(27.0%)	87,869	94,708	(7.2%)	(17.8%)
Tom Ford Fashion	148,493	64,027	131.9%	4.7%	83,473	64,027	30.4%	4.7%
Eliminations	(15,844)	(13,237)	n.m.(2)	n.m.	(10,015)	(8,974)	n.m.	n.m.
Total revenues	960,122	903,059	6.3%	(2.7%)	496,965	474,747	4.7%	(0.4%)
________________________________________
(1)Revenues from Pelletteria Tizeta, a manufacturing company of the Group, which were allocated to the Zegna segment in H1 2023, are now presented within the Tom Ford Fashion segment in H1 2024. As a result, the related revenues in H1 2023 have been reclassified from the Zegna segment to the Tom Ford Fashion segment to conform to the current period presentation.
(2)Throughout this section “n.m.” means not meaningful.

REVENUES BY BRAND AND PRODUCT LINE (Unaudited)

	For the six months ended June 30,		H1 2024 vs H1 2023		For the three months ended June 30,		Q2 2024 vs Q2 2023
(€ thousands, except percentages)	2024	2023	Revenues Growth	Organic Growth	2024	2023	Revenues Growth	Organic Growth
ZEGNA brand	566,067	541,319	4.6%	5.9%	283,197	269,430	5.1%	5.0%
Thom Browne	166,721	206,951	(19.4%)	(26.7%)	87,514	94,399	(7.3%)	(17.9%)
TOM FORD FASHION	148,493	64,015	132.0%	4.7%	83,473	64,015	30.4%	4.7%
Textile	71,836	73,072	(1.7%)	(0.6%)	38,593	39,254	(1.7%)	(0.5%)
Other (1)	7,005	17,702	(60.4%)	(32.9%)	4,188	7,649	(45.2%)	(23.0%)
Total revenues	960,122	903,059	6.3%	(2.7%)	496,965	474,747	4.7%	(0.4%)
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.

Zegna segment

In H1 2024, revenues for the Zegna segment, which includes the ZEGNA brand, textile and other, amounted to €660.5 million compared to €644.3 million in H1 2023, +2.5% YoY (+3.5% organic). Revenues in Q2 were €335.6 million, +3.3% YoY (+2.7% organic) driven by the solid performance from the ZEGNA brand.

In H1 2024, revenues for the ZEGNA brand were €566.1 million compared to €541.3 million in H1 2023, +4.6% YoY (+5.9% organic3). The performance was driven by ongoing robust growth in the U.S. and EMEA. Organic performance in the Greater China Region (GCR) remained in line with Q1 2024 (single-digit negative) in an increasingly challenging environment for the sector.

In H1 2024, revenues for Textile were €71.8 million compared to €73.1 million in H1 2023 (-1.7% YoY and -0.6% organic), with Q2 coming in substantially in line with Q1. Other revenues, which mainly includes revenues for third-party brands, were €7.0 million compared to €17.7 million in H1 2023 (-60.4% YoY and -32.9% organic), due to the termination of the Tom Ford International distribution license for Tom Ford products4, following the acquisition of Tom Ford International LLC on April 28, 2023.
3 Excludes foreign exchange impact and revenues in Korea, both DTC and wholesale for each period, since the Group purchased the Korean business on January 1, 2024.
4 The licensing agreement for the production and worldwide distribution of luxury men’s ready-to-wear and made-to-measure clothing, footwear, and accessories under the TOM FORD brand expired with the deliveries of the Fall/Winter 2022 collection, and a supply agreement to act as the exclusive supplier for certain TOM FORD menswear products commenced starting with the Spring/Summer 2023 collection and ended with the acquisition of TFI.

Thom Browne segment

In H1 2024, revenues for the Thom Browne segment amounted to €166.9 million, compared to €208.0 million in H1 2023 (-19.7% YoY and -27.0% organic5). The performance of the second quarter (-7.2% YoY and -17.8% organic), which improved sequentially, reflected the ongoing streamlining of the wholesale business, which was only partially counterbalanced by improved DTC performance and by a less demanding base of comparison. The brand continued to record strong results in Japan, which were offset by a decline in the GCR, EMEA and the Americas, also impacted by the decision to streamline the wholesale business.

Thom Browne brand results are substantially aligned to the segment, with H1 2024 revenues at €166.7 million compared to €207.0 million in H1 2023 (-19.4% YoY and -26.7% organic).6

Tom Ford Fashion segment

Since the consolidation of Tom Ford International LLC and its subsidiaries occurred on April 29, 2023, this section comments only the organic performance, which compares the revenues of the two months in which Tom Ford International LLC was consolidated in 2023 and 2024.
In H1 2024, revenues for the Tom Ford Fashion segment amounted to €148.5 million, +4.7% organic (compared to the last two months of Q2 2023), driven by a good performance in DTC and the U.S. The company is continuing to strengthen the team and set the foundation for its next evolution.

Eliminations include revenues from products that the Textile and Other lines sell to the Group’s brands.

REVENUES BY DISTRIBUTION CHANNEL (Unaudited)

	For the six months ended June 30,		H1 2024 vs H1 2023		For the three months ended June 30,		Q2 2024 vs Q2 2023
(€ thousands, except percentages)	2024	2023	Revenues Growth	Organic Growth	2024	2023	Revenues Growth	Organic Growth
Direct to Consumer (DTC)
ZEGNA brand	486,561	465,710	4.5%	5.1%	246,946	236,114	4.6%	4.0%
Thom Browne	89,976	82,924	8.5%	(12.8%)	45,257	40,075	12.9%	(11.6%)
TOM FORD FASHION	93,062	34,751	167.8%	1.3%	49,361	34,751	42.0%	1.3%
Total Direct to Consumer (DTC)	669,599	583,385	14.8%	2.4%	341,564	310,940	9.8%	1.7%
As a percentage of branded products (1)	76%	72%			75%	73%
Wholesale branded
ZEGNA brand	79,506	75,609	5.2%	10.4%	36,251	33,316	8.8%	11.8%
Thom Browne	76,745	124,027	(38.1%)	(36.0%)	42,257	54,324	(22.2%)	(22.4%)
TOM FORD FASHION	55,431	29,264	89.4%	8.7%	34,112	29,264	16.6%	8.7%
Total Wholesale branded	211,682	228,900	(7.5%)	(14.9%)	112,620	116,904	(3.7%)	(5.0%)
As a percentage of branded products	24%	28%			25%	27%
Textile	71,836	73,072	(1.7%)	(0.6%)	38,593	39,254	(1.7%)	(0.5%)
Other (2)	7,005	17,702	(60.4%)	(32.9%)	4,188	7,649	(45.2%)	(23.0%)
Total revenues	960,122	903,059	6.3%	(2.7%)	496,965	474,747	4.7%	(0.4%)
________________________________________
(1)Branded products refer to the products sold under the three brands that the Group operates, through the DTC or wholesale branded distribution channels.
(2)Other mainly includes revenues from agreements with third party brands.

5 Excludes foreign exchange impact and revenues in Korea, both DTC and wholesale for each period, since the Group purchased the Korean business on July 1, 2023 in the country.
6 The difference between Thom Browne segment and Thom Browne brand refers to Thom Browne stores in MEA managed by Zegna Gulf Trading LLC on behalf of Thom Browne and allocated to Other in the revenues by brand and product line.

DTC Revenues Analysis

In H1 2024, DTC revenues were €669.6 million compared to €583.4 million in H1 2023 (+14.8% YoY and +2.4% organic). ZEGNA DTC revenues drove the Group’s performance, increasing by 4.5% YoY and +5.1% organic growth, thanks to the solid performance in the Americas and EMEA. In Q2 ZEGNA DTC organic growth reached a good +4.0% notwithstanding the challenging base of comparison. At the end of June, ZEGNA counted 279 Directly Operated Stores (DOS), with 2 net openings in Q2, including Taormina, Italy.

Thom Browne DTC revenues were +8.5% YoY in H1 2024. Excluding the effect of the acquisition of the Thom Browne business in South Korea (previously accounted in the wholesale channel), DTC revenues declined by 12.8% organic, reflecting the challenging environment, especially in the GCR. Revenues improved slightly in Q2, mainly driven by a stronger Japan, but still with negative growth. At the end of June, Thom Browne counted 102 DOS, including 13 new small concession stores at Nordstrom and one store in Beijing WF Central.

TOM FORD FASHION DTC revenues reached €93.1 million, with 56 DOS at the end of June, including two net openings in the second quarter.

Wholesale Branded Revenues Analysis

In H1 2024, wholesale branded revenues were €211.7 million compared to €228.9 million in H1 2023 (-7.5% YoY and -14.9% organic).

ZEGNA wholesale revenues were €79.5 million compared to €75.6 million in H1 2023 (+5.2% YoY and +10.4% organic), mainly driven by different timing in deliveries.

Thom Browne wholesale revenues declined to €76.7 million compared to €124.0 million in H1 2023 (-38.1% YoY and -36.0% organic), still reflecting the decision to streamline the brand’s wholesale business. In Q2 2024 Thom Browne wholesale performance slightly improved thanks to a less demanding base of comparison.

TOM FORD FASHION wholesale revenues were €55.4 million.

REVENUES BY GEOGRAPHIC AREA (Unaudited)

	For the six months ended June 30,		H1 2024 vs H1 2023		For the three months ended June 30,		Q2 2024 vs Q2 2023
(€ thousands, except percentages)	2024	2023	Revenues Growth	Organic Growth	2024	2023	Revenues Growth	Organic Growth
EMEA (1)	336,591	322,680	4.3%	(1.5%)	180,029	172,572	4.3%	2.8%
Americas (2)	246,046	190,112	29.4%	6.7%	131,869	117,705	12.0%	4.5%
Greater China Region	266,324	306,835	(13.2%)	(11.7%)	126,925	142,309	(10.8%)	(10.0%)
Rest of APAC (3)	109,990	82,190	33.8%	5.4%	57,556	41,463	38.8%	5.9%
Other (4)	1,171	1,242	(5.7%)	(17.5%)	586	698	(16.0%)	(21.2%)
Total revenues	960,122	903,059	6.3%	(2.7%)	496,965	474,747	4.7%	(0.4%)
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

In H1 2024, EMEA recorded revenues of €336.6 million (+4.3% YoY and -1.5% organic), accounting for 35% of Group’s revenues. Performance for the region was influenced by strong ZEGNA results, offset by the negative results of Thom Browne, especially in the wholesale channel.

Revenues in the Americas amounted to €246.0 million (+29.4% YoY and +6.7% organic), accounting for 26% of the Group revenues, with double-digit growth from ZEGNA and a solid performance from TOM FORD FASHION.

The GCR recorded revenues of €266.3 million (-13.2% YoY and -11.7% organic), accounting for 28% of the Group’s revenues, impacted by a still-subdued consumer confidence, with ZEGNA continuing to outperform in the region. Revenues in the rest of APAC grew to €110.0 million (+33.8% YoY and +5.4% organic), driven by the strong double-digit organic performance in the Japanese market offset by the performance of the other markets in the region.

Group Monobrand(1) Store Network at June 30, 2024

	At June 30, 2024				At December 31, 2023				At June 30, 2023
Stores	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group
EMEA (2)	75	9	7	91	71	9	4	84	69	10	4	83
Americas	64	20	12	96	59	7	12	78	55	7	11	73
Greater China Region	82	35	11	128	79	33	10	122	79	32	11	122
Rest of APAC	58	38	26	122	44	37	25	106	43	17	25	85
Total Direct to Consumer (DTC)	279	102	56	437	253	86	51	390	246	66	51	363
EMEA (2)	46	7	16	69	55	7	14	76	59	7	12	78
Americas	67	3	50	120	63	3	50	116	63	3	51	117
Greater China Region	13	10	—	23	13	10	—	23	13	11	—	24
Rest of APAC	4	4	5	13	20	5	6	31	22	22	7	51
Total Wholesale	130	24	71	225	151	25	70	246	157	43	70	270
Total	409	126	127	662	404	111	121	636	403	109	121	633
________________________________________
(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).
(2)Does not include any stores in Russia at June 30, 2024, December 31, 2023 or at June 30, 2023. Although some stores may still be operating at June 30, 2024, they have not been supplied by the Group since February 2022 and have therefore been excluded from the Group’s store count.

***

SIGNIFICANT EVENTS OCCURRED IN THE SECOND QUARTER OF 2024

VILLA ZEGNA - Oasi Linen in Shanghai

On May 23, 2024, ZEGNA brought the new “VILLA ZEGNA” experience to Shanghai. “VILLA ZEGNA” reflects ZEGNA’s new approach to interacting with its customers, offering them immersive experiences that foster emotional connections to the brand. The one-week event was hosted in a building of three floors, seamlessly blending the vision of the founder, the brand’s history and the fabrics that made ZEGNA the leading menswear brand in the world – which, together, gave guests the opportunity to immerse themselves in the realm of top luxury.

ZEGNA Summer 2025 Fashion Show

On June 17, 2024, ZEGNA presented its Summer 2025 Fashion Show in an industrial Milanese space that was transformed into a field of linen to evoke the golden fields of Normandy ready for harvest. Envisioned by Artistic Director, Alessandro Sartori, the menswear collection celebrated the unique characteristics of the brand’s fabric of choice for summer: Oasi Lino. The collection represents a development central to the brand’s Our Road to Traceability, as the Oasi Lino fibers are fully traceable.

Thom Browne Couture Show

On June 24, 2024, with references to the upcoming Olympic Games, Thom Browne held its second women’s and men’s 2024 couture collection in Paris. The show was an immersive experience that centered on muslin and with references to the upcoming Olympic Games, all of which revealed an incredible exhibit of traditional couture techniques.

SIGNIFICANT EVENTS OCCURRED AFTER JUNE 30, 2024

TOM FORD FASHION - Departure of Creative Director

On July 22, 2024, it was announced that Peter Hawkings is stepping down as Creative Director of the brand. Peter Hawkings has been at TOM FORD since its inception and at the helm of creative since April 2023.
The Spring-Summer 2025 collection will be presented in the Milan showroom in September 2024. A successor will be announced in the near future.

UPCOMING EVENTS

Next releases

•September 18, 2024: H1 2024 Financial Results
•October 22, 2024: Q3 2024 Unaudited Revenues
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Contacts

Paola Durante, Chief of External Relations
Alice Poggioli, Investor Relations Director
Clementina Tito, Head of Corporate Communication

ir@zegna.com / corporatepress@zegna.com
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Forward Looking Statements
This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In particular, statements regarding future financial performance and the Group’s expectations as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek”, “aspire,” “goal,” “outlook,” “guidance,” “forecast,” “prospect” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the recognition, integrity and reputation of our brands; our ability to anticipate trends and to identify and respond to new and changing consumer preference; the COVID-19 pandemic or similar public health crises; international business, regulatory, social and political risks; the conflict in Ukraine and sanctions imposed onto Russia; the occurrence of acts of terrorism or similar events, conflicts, civil unrest or situations of political instability; developments in Greater China and other growth and emerging markets; our ability to implement our strategy; recent and potential future acquisitions; disruption to our manufacturing and logistics facilities; risks related to the sale of our products through our direct-to-consumer channel, as well as through points of sale operated by third parties; our dependence on our local partners to sell our products in certain markets; fluctuations in the price or quality of, or disruptions in the availability of, raw materials; our ability to negotiate, maintain or renew our license or co-branding agreements with high end third party brands; tourist traffic and demand; our dependence on certain key senior personnel as well as skilled personnel; our ability to protect our intellectual property rights; disruption in our information technology, including as a result of cybercrime; the theft or unauthorized use of personal information of our customers, employees or other parties; fluctuations in currency exchange rates or interest rates; the level of competition in the industry in which we operate; global economic conditions and macro events, including inflation; failures to comply with applicable laws and regulations; climate change and other environmental impacts and our ability to meet our customers’ and other stakeholders’ expectations on environment, social and governance matters; the enactment of tax reforms or other changes in tax laws and regulations; and other risks and uncertainties, including those described in our filings with the SEC.

Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of the Company as of the date of this communication. Subsequent events and developments may cause that view to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.
***

Non-IFRS financial measures

The Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: revenues on a constant currency basis (constant currency) and revenues on an organic growth basis (organic or organic growth). The Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding the Group’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of the Group with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which the Group operates, the financial measures that the Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Revenues on a constant currency basis (constant currency)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (constant currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.

We calculate constant currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

We use revenues on a constant currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

Revenues on a constant currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

Revenues on an organic growth basis (organic growth or organic)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (organic growth or organic). Organic growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee.

In calculating organic growth, the following adjustments are made to revenues:

(a) Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(b) Acquisitions and disposals – Revenues generated by businesses and operations acquired in the current year are excluded. Revenues generated by businesses and operations acquired in the prior year are excluded from the current year for the same period that corresponds to the pre-acquisition period in the prior year. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods. Revenues generated by businesses and operations disposed of in the current year or prior year are excluded from both periods as applicable.
(c) Changes in license agreements where the Group operates as a licensee – Revenues generated from license agreements where the Group operates as a licensee that are new or terminated in the current year or prior year are excluded from both periods (except if the effects are already included in acquisitions and disposals). Additionally, revenues generated from license agreements where the Group operates as a licensee that experienced a structural change in the scope or perimeter in the current year or prior year are excluded from both periods, including changes to product categories, distribution channels or geographies of the underlying license agreements.

We believe the presentation of organic growth is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.

Revenues on an organic growth basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

The tables below show a reconciliation of reported revenue growth to constant currency, excluding the effects of foreign exchange, and to organic growth, which excludes also acquisitions and disposals and changes in license agreements where the Group operates as a licensee, by segment, by brand and product line, by distribution channel and by geography for the six months ended June 30, 2024 compared to the six months ended June 30, 2023 (H1 2024 vs H1 2023) and for the three months ended June 30, 2024 compared to the three months ended June 30, 2023 (Q2 2024 vs Q2 2023).

Segment

	H1 2024 vs H1 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
Zegna	2.5%	(1.9%)	4.4%	0.7%	0.2%	3.5%
Thom Browne	(19.7%)	(1.2%)	(18.5%)	8.5%	—%	(27.0%)
Tom Ford Fashion	131.9%	(1.4%)	133.3%	128.6%	—%	4.7%
Total	6.3%	(1.8%)	8.1%	11.6%	(0.8%)	(2.7%)

	Q2 2024 vs Q2 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
Zegna	3.3%	(1.1%)	4.4%	1.1%	0.6%	2.7%
Thom Browne	(7.2%)	(1.0%)	(6.2%)	11.6%	—%	(17.8%)
Tom Ford Fashion	30.4%	(1.0%)	31.4%	26.7%	—%	4.7%
Total	4.7%	(1.1%)	5.8%	6.7%	(0.5%)	(0.4%)

Brand and product line

	H1 2024 vs H1 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
ZEGNA brand	4.6%	(2.1%)	6.7%	0.8%	—%	5.9%
Thom Browne	(19.4%)	(1.2%)	(18.2%)	8.5%	—%	(26.7%)
TOM FORD FASHION	132.0%	(1.3%)	133.3%	128.6%	—%	4.7%
Textile	(1.7%)	(1.0%)	(0.7%)	(0.1%)	—%	(0.6%)
Other	(60.4%)	(0.2%)	(60.2%)	(0.3%)	(27.0%)	(32.9%)
Total	6.3%	(1.8%)	8.1%	11.6%	(0.8%)	(2.7%)

	Q2 2024 vs Q2 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
ZEGNA brand	5.1%	(1.2%)	6.3%	1.3%	—%	5.0%
Thom Browne	(7.3%)	(1.0%)	(6.3%)	11.6%	—%	(17.9%)
TOM FORD FASHION	30.4%	(1.0%)	31.4%	26.7%	—%	4.7%
Textile	(1.7%)	(1.2%)	(0.5%)	—%	—%	(0.5%)
Other	(45.2%)	—%	(45.2%)	—%	(22.2%)	(23.0%)
Total	4.7%	(1.1%)	5.8%	6.7%	(0.5%)	(0.4%)

Distribution channel

	H1 2024 vs H1 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
Direct to Consumer (DTC)
ZEGNA brand	4.5%	(2.3%)	6.8%	1.7%	—%	5.1%
Thom Browne	8.5%	(4.2%)	12.7%	25.5%	—%	(12.8%)
TOM FORD FASHION	167.8%	(2.9%)	170.7%	169.4%	—%	1.3%
Total Direct to Consumer (DTC)	14.8%	(2.7%)	17.5%	15.1%	—%	2.4%
Wholesale branded
ZEGNA brand	5.2%	(0.7%)	5.9%	(4.5%)	—%	10.4%
Thom Browne	(38.1%)	—%	(38.1%)	(2.1%)	—%	(36.0%)
TOM FORD FASHION	89.4%	(0.1%)	89.5%	80.8%	—%	8.7%
Total Wholesale branded	(7.5%)	(0.2%)	(7.3%)	7.6%	—%	(14.9%)
Textile	(1.7%)	(1.0%)	(0.7%)	(0.1%)	—%	(0.6%)
Other	(60.4%)	(0.2%)	(60.2%)	(0.3%)	(27.0%)	(32.9%)
Total	6.3%	(1.8%)	8.1%	11.6%	(0.8%)	(2.7%)

	Q2 2024 vs Q2 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
Direct to Consumer (DTC)
ZEGNA brand	4.6%	(1.3%)	5.9%	1.9%	—%	4.0%
Thom Browne	12.9%	(2.9%)	15.8%	27.4%	—%	(11.6%)
TOM FORD FASHION	42.0%	(1.8%)	43.8%	42.5%	—%	1.3%
Total Direct to Consumer (DTC)	9.8%	(1.6%)	11.4%	9.7%	—%	1.7%
Wholesale branded
ZEGNA brand	8.8%	(0.3%)	9.1%	(2.7%)	—%	11.8%
Thom Browne	(22.2%)	—%	(22.2%)	0.2%	—%	(22.4%)
TOM FORD FASHION	16.6%	(0.4%)	17.0%	8.3%	—%	8.7%
Total Wholesale branded	(3.7%)	(0.2%)	(3.5%)	1.5%	—%	(5.0%)
Textile	(1.7%)	(1.2%)	(0.5%)	—%	—%	(0.5%)
Other	(45.2%)	—%	(45.2%)	—%	(22.2%)	(23.0%)
Total	4.7%	(1.1%)	5.8%	6.7%	(0.5%)	(0.4%)

Geographic area

	H1 2024 vs H1 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
EMEA (1)	4.3%	(0.1%)	4.4%	6.9%	(1.0%)	(1.5%)
Americas (2)	29.4%	0.1%	29.3%	24.4%	(1.8%)	6.7%
Greater China Region	(13.2%)	(2.9%)	(10.3%)	1.4%	—%	(11.7%)
Rest of APAC (3)	33.8%	(8.5%)	42.3%	37.8%	(0.9%)	5.4%
Other (4)	(5.7%)	—%	(5.7%)	11.8%	—%	(17.5%)
Total	6.3%	(1.8%)	8.1%	11.6%	(0.8%)	(2.7%)
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)APAC includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

	Q2 2024 vs Q2 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
EMEA (1)	4.3%	0.3%	4.0%	2.0%	(0.8%)	2.8%
Americas (2)	12.0%	(0.2%)	12.2%	8.4%	(0.7%)	4.5%
Greater China Region	(10.8%)	(1.5%)	(9.3%)	0.8%	(0.1%)	(10.0%)
Rest of APAC (3)	38.8%	(9.7%)	48.5%	42.9%	(0.3%)	5.9%
Other (4)	(16.0%)	(0.1%)	(15.9%)	5.3%	—%	(21.2%)
Total	4.7%	(1.1%)	5.8%	6.7%	(0.5%)	(0.4%)
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)APAC includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

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